UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)

THE ARISTOTLE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

040 448201

(Cusip Number)

H. William Smith

96 Cummings Point Road

Stamford, CT 06902

(203) 358-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 040 448201

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
GENEVE CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 15,984,971
		8.	SHARED VOTING POWER 0
		9.	SOLE DISPOSITIVE POWER 15,984,971
		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,984,971

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
92.6%

14.	TYPE OF REPORTING PERSON
CO

*SEE INSTRUCTIONS

Page 2 of 5 Pages

Item 1.  Security and Issuer.

The undersigned, Geneve Corporation (“Geneve”), hereby supplements and amends the Schedule 13D, dated January 9, 1998 (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4.  Purpose of Transaction.

            Item 4 of the Statement is hereby amended to add the following:

“On September 18, 2006, Geneve notified the Special Committee of the Board of Directors of the Company that, despite extensive efforts, Geneve and the Special Committee of the Board were unable to reach agreement in respect of Geneve’s May 22, 2006 proposal to purchase the outstanding shares of the Company’s Common Stock and Series I Preferred Stock that it does not own.  Therefore, Geneve withdrew its proposal.

“Geneve reserves the right to acquire additional shares of Common Stock and Series I Preferred Stock, and to dispose of shares of Common Stock and Series I Preferred Stock, at any time and from time to time at prices, and upon conditions, determined by it.”

Item 7.  Material to be Filed as Exhibits

(i)  Letter dated September 18, 2006 delivered by Geneve to the Company’s Special Committee of the Board of Directors.

      Page 3 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENEVE CORPORATION

                                                            By: /s/Steven B. Lapin

                                                            Steven B. Lapin

President and Chief Operating Officer

September 22, 2006

Page 4 of 5 Pages